                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                   SCHEDULE TO
        Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934
                                (Amendment No. 7)

                            NTS-Properties VII, Ltd.
                       (Name of Subject Company (issuer))

                  NTS-Properties VII, Ltd. (Offeror and Issuer)
                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                    J.D. Nichols, Managing General Partner of
                    NTS-Properties Associates VII and Manager
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                    Copy to:

                               Mark Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014

Calculation of Filing Fee
------------------------------------------   ----------------------------------
PREVIOUSLY PAID
------------------------------------------   ----------------------------------

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [X]  issuer tender offer subject to Rule 13e-4.

         [ ]  going private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Amendment No. 7 dated October 17, 2001 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 14, 2001 by NTS-Properties VII, Ltd., a Florida limited partnership (the "Partnership") and ORIG, LLC ("ORIG"), a Kentucky limited liability company and affiliate of the Partnership (each an "Offeror" and collectively, the "Offerors"), J.D. Nichols and Brian F. Lavin. The Original Statement was subsequently amended by filing Amendment No. 1 on June 18, 2001, Amendment No. 2 on June 29, 2001, Amendment No. 3 on July 30, 2001, Amendment No. 4 on August 31, 2001, Amendment No. 5 on September 21, 2001 and Amendment No. 6 on October 4, 2001. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the seventh and final amendment to the Original Statement in accordance with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by ORIG pursuant to the Offer. All 76,447 Interests tendered were accepted by the Offerors, without proration. The Partnership repurchased 1,000 of these Interests. ORIG purchased 75,447 of these Interests. By Press Release dated October 17, 2001 the Partnership announced: (i) that the Offer had terminated as of October 12, 2001; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(1)(xi).

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         J. D. Nichols
----------------------------------------------------------------------------------------------------------


2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]
----------------------------------------------------------------------------------------------------------


3)       SEC Use Only
----------------------------------------------------------------------------------------------------------


4)       Source of Funds: BK
----------------------------------------------------------------------------------------------------------


5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------------


6)       Citizenship or Place of Organization:  U.S.A.
----------------------------------------------------------------------------------------------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power                  173,017(1)(2)(3)
----------------------------------------------------------------------------------------------------------


8)       Shared Voting Power                0
----------------------------------------------------------------------------------------------------------


9)       Sole Dispositive Power             173,017(1)(2)(3)
----------------------------------------------------------------------------------------------------------


10)      Shared Dispositive Power           0
----------------------------------------------------------------------------------------------------------


11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 173,017(1)(2)(3)
----------------------------------------------------------------------------------------------------------


12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
----------------------------------------------------------------------------------------------------------


13)      Percent of Class Represented by Row (11): 31.3%
----------------------------------------------------------------------------------------------------------


14)      Type of Reporting Person:  IN
----------------------------------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by the General Partner, of which Mr. Nichols is the managing general partner; (ii) 5,738 Interests owned by BKK Financial Inc., an Indiana corporation ("BKK") (iii) 1,796 Interests owned by Ocean Ridge Investments Ltd., a Florida limited liability partnership ("Ocean Ridge"); and (iv) 165,478 Interests owned by ORIG.

2    Mr. Nichols disclaims beneficial ownership of 171,362 Interests, including:
     (i) 5,738 Interests owned by BKK; (ii) 1,796 Interests owned by Ocean Ridge; (iii) five Interests owned by the General Partner; and (iv) 163,823, or 99%, of the Interests owned by ORIG.

3 Mr. Nichols has the power to direct the voting and disposition of these Interests by virtue of the fact that he is the Manager of ORIG, the managing general partner of the General Partner and the Chairman of the Board of BKK which is the general partner of Ocean Ridge.

1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        BKK Financial, Inc., an Indiana corporation
---------------------------------------------------------------------------------------------------------


2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
---------------------------------------------------------------------------------------------------------


3)      SEC Use Only
---------------------------------------------------------------------------------------------------------


4)      Source of Funds: WC
---------------------------------------------------------------------------------------------------------


5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------------------


6)      Citizenship or Place of Organization:       BKK is an Indiana corporation
---------------------------------------------------------------------------------------------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

7)      Sole Voting Power                  5,738
---------------------------------------------------------------------------------------------------------


8)      Shared Voting Power                167,279(1)(2)
---------------------------------------------------------------------------------------------------------


9)      Sole Dispositive Power             5,738
---------------------------------------------------------------------------------------------------------


10)     Shared Dispositive Power           167,279(1)(2)
---------------------------------------------------------------------------------------------------------


11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 173,017(3)
---------------------------------------------------------------------------------------------------------


12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
---------------------------------------------------------------------------------------------------------


13)     Percent of Class Represented by Row (11): 31.3%
---------------------------------------------------------------------------------------------------------


14)     Type of Reporting Person:  PN
---------------------------------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by the General Partner; (ii) 1,796 Interests owned by Ocean Ridge; and (iii) 165,478 Interests owned by ORIG.

2 BKK disclaims beneficial ownership of 167,279 Interests, including: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iv) 165,478of the Interests owned by ORIG.

3 Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 165,478 Interests owned by ORIG.

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         Ocean Ridge Investments, Ltd., a Florida limited partnership
----------------------------------------------------------------------------------------------------------


2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]
----------------------------------------------------------------------------------------------------------


3)       SEC Use Only
----------------------------------------------------------------------------------------------------------


4)       Source of Funds: WC
----------------------------------------------------------------------------------------------------------


5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------------------------------------


6)       Citizenship or Place of Organization:       Ocean Ridge is a Florida limited partnership
----------------------------------------------------------------------------------------------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power                  1,796
----------------------------------------------------------------------------------------------------------


8)       Shared Voting Power                171,221(1)(2)
----------------------------------------------------------------------------------------------------------


9)       Sole Dispositive Power             1,796
----------------------------------------------------------------------------------------------------------


10)      Shared Dispositive Power           171,221(1)(2)
----------------------------------------------------------------------------------------------------------


11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 173,017(3)
----------------------------------------------------------------------------------------------------------


12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
----------------------------------------------------------------------------------------------------------


13)      Percent of Class Represented by Row (11): 31.3%
----------------------------------------------------------------------------------------------------------


14)      Type of Reporting Person:  PN
----------------------------------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK; and (iii) 165,478 Interests owned by ORIG.

2    Ocean Ridge disclaims beneficial ownership of 171,221 Interests, including:
     (i) 5,738 Interests owned by BKK; (ii) five Interests owned by the General Partner; and (iv) 165,478 Interests owned by ORIG.

3 Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 165,478 Interests owned by ORIG.

1)      Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

        ORIG, LLC, a Kentucky limited liability company
---------------------------------------------------------------------------------------------------------


2)      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)      [ ]

        (b)      [X]
---------------------------------------------------------------------------------------------------------


3)      SEC Use Only
---------------------------------------------------------------------------------------------------------


4)      Source of Funds: BK
---------------------------------------------------------------------------------------------------------


5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
---------------------------------------------------------------------------------------------------------


6)      Citizenship or Place of Organization:  ORIG is a Kentucky limited liability company
---------------------------------------------------------------------------------------------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

7)      Sole Voting Power                  165,478
---------------------------------------------------------------------------------------------------------


8)      Shared Voting Power                7,539(1)(2)
---------------------------------------------------------------------------------------------------------


9)      Sole Dispositive Power             165,478
---------------------------------------------------------------------------------------------------------


10)     Shared Dispositive Power           7,539(1)(2)
---------------------------------------------------------------------------------------------------------


11)     Aggregate Amount Beneficially Owned by Each Reporting Person: 173,017(3)
---------------------------------------------------------------------------------------------------------


12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
---------------------------------------------------------------------------------------------------------


13)     Percent of Class Represented by Row (11): 31.3%
---------------------------------------------------------------------------------------------------------


14)     Type of Reporting Person:  OO
---------------------------------------------------------------------------------------------------------


1 Includes: (i) five Interests owned by the General Partner; (ii) 1,796 Interests owned by Ocean Ridge; and (iii) 5,738 Interests owned by BKK.

2 ORIG disclaims beneficial ownership of 7,539 Interests, including: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; and (iv) 5,738 Interests owned by BKK.

3 Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 165,478 Interests owned by ORIG.

1)       Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         NTS-Properties Associates VII, a Kentucky limited partnership
---------------------------------------------------------------------------------------------------------------


2)       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      [ ]

         (b)      [X]
---------------------------------------------------------------------------------------------------------------


3)       SEC Use Only
---------------------------------------------------------------------------------------------------------------


4)       Source of Funds: WC
---------------------------------------------------------------------------------------------------------------


5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [   ]
---------------------------------------------------------------------------------------------------------------


6)       Citizenship or Place of Organization:  NTS-Properties Associates VII is a Kentucky limited partnership
---------------------------------------------------------------------------------------------------------------


Number of Shares Beneficially Owned by Each Reporting Person With:

7)       Sole Voting Power                  5
---------------------------------------------------------------------------------------------------------------


8)       Shared Voting Power                173,012(1)(2)
---------------------------------------------------------------------------------------------------------------


9)       Sole Dispositive Power             5
---------------------------------------------------------------------------------------------------------------


10)      Shared Dispositive Power           173,012(1)(2)
---------------------------------------------------------------------------------------------------------------


11)      Aggregate Amount Beneficially Owned by Each Reporting Person: 173,017(3)
---------------------------------------------------------------------------------------------------------------


12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [  ]
---------------------------------------------------------------------------------------------------------------


13)      Percent of Class Represented by Row (11): 31.3%
---------------------------------------------------------------------------------------------------------------


14)      Type of Reporting Person:  PN
---------------------------------------------------------------------------------------------------------------


1 Includes: (i) 1,796 Interests owned by Ocean Ridge; (ii) 5,738 Interests owned by BKK; and (iii) 165,478 Interests owned by ORIG.

2 The General Partner disclaims beneficial ownership of 173,012 Interests, including: (i) 5,738 Interests owned by BKK; (ii) 1,796 Interests owned by Ocean Ridge; and (iv) 165,478 Interests owned by ORIG.

3 Includes: (i) five Interests owned by the General Partner; (ii) 5,738 Interests owned by BKK (iii) 1,796 Interests owned by Ocean Ridge; and (iv) 165,478 Interests owned by ORIG.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Reference is hereby made to cover pages 3-7 hereto, which are incorporated herein by reference.

         Except for the purchase of 76,447 Interests for $6 per Interest by the Offerors as of October 12, 2001 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Partnership, the General Partner, Ocean Ridge, BKK, ORIG, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

Item 12 of the Original Statement is hereby amended and supplemented by adding the following:

         (a)(1)(xi)        Press Release dated October 17, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2001          NTS-PROPERTIES VII, Ltd., a Florida limited
                                partnership

                                By: NTS-PROPERTIES ASSOCIATES VII, a
                                      Kentucky limited partnership


                                By: /s/ J. D. Nichols
                                    --------------------------------------
                                    J.D. Nichols, Managing General Partner


                                ORIG, LLC, a Kentucky limited liability company.

                                By: /s/ J. D. Nichols
                                    --------------------------------------
                                    J.D. Nichols, Manager


                                /s/ J. D. Nichols
                                -----------------------------------------------
                                J. D. Nichols, individually



                                /s/ Brian F. Lavin
                                -----------------------------------------------
                                Brian F. Lavin, individually

                                    EXHIBITS


Exhibit
 Number                   Description
-------                   -----------
(a)(1)(xi)                Press Release dated October 17, 2001.